Exhibit 99.4

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on May 10, 2023 for action to be taken.
2023 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Immunocore Holdings plc (the “Company”)
ADS CUSIP No.:	45258D105.
RADS CUSIP No.:	4525D998.
ADS Record Date:	April 10, 2023.
Meeting Specifics:
Annual General Meeting of Shareholders to be held on Tuesday, May 16, 2023 at 2:00 P.M. (British Summer Time) at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and electronically via meetnow.global/IHCAGM2023 (the “Meeting”).

Meeting Agenda:	Please note that the Company’s Notice of Meeting and 2022 Annual Report are available on the Company's website at https://ir.immunocore.com.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of February 9, 2021.
Deposited Securities:	Ordinary Shares of the Company (“Shares”).
Custodian:	Citibank, N.A., London Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Articles of Association of the Company voting at any meeting of shareholders is by poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS

Ordinary Resolutions

1.
To receive and adopt the accounts of the Company for the financial year ended 31 December 2022 together with the reports of the the directors of the Company (the “Directors”) and the auditor thereon (the “UK Annual Report”).

2.	To approve the Directors’ Remuneration Report (other than the Directors’ Remuneration Policy), as set out in the UK Annual Report, for the financial year ended 31 December 2022.

3.
To re-appoint Robert Perez as a Director of the Company, who is retiring in accordance with article 81.3 of the Company’s articles of association and, being eligible, is offering himself for re-appointment.

4.
To re-appoint Kristine Peterson as a Director of the Company, who is retiring in accordance with article 81.3 of the Company’s articles of association and, being eligible, is offering herself for re-appointment.

5.
To re-appoint Siddharth Kaul as a Director of the Company, who is retiring in accordance with article 81.3 of the Company’s articles of association and, being eligible, is offering himself for re-appointment.

6.
To appoint Deloitte LLP as the Company’s auditor to act as such until the conclusion of the next annual general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 are complied with.

7.	To authorise the Directors to determine the auditor’s remuneration.

8.	To authorise the Company and all of its subsidiaries at any time during the period for which this resolution has effect to:
(a)	make political donations to political parties and/or independent election candidates not exceeding £50,000 in total;
(b)	make political donations to political organisations other than political parties not exceeding £50,000 in total; and
(c)	incur political expenditure not exceeding £50,000 in total,
in each case during the period beginning with the date of the Annual General Meeting and ending at the close of business on the day on which the next annual general meeting of the Company is held or 16 May 2024, whichever is later. The maximum amounts in (a), (b) and (c) may comprise sums in different currencies, which shall be converted at such rate as the Board may in its absolute discretion determine to be appropriate.

For the purposes of this resolution, the terms “political donations”, “political parties”, “independent election candidates”, “political organisations” and “political expenditure” have the meanings set out in sections 363 to 365 of the Companies Act 2006.

A	Issues	Immunocore Holdings plc

	Ordinary Resolutions	For Against Abstain

	Resolution 1	☐	☐	☐

	Resolution 2	☐	☐	☐

	Resolution 3	☐	☐	☐

	Resolution 4	☐	☐	☐

	Resolution 5	☐	☐	☐

	Resolution 6	☐	☐	☐

	Resolution 7	☐	☐	☐

	Resolution 8	☐	☐	☐

 B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked Issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such Issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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